Kerry E. Berchem +1 212.872.1095/fax: +1 212.872.1002 kberchem@akingump.com

July 12, 2018
VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Healthcare & Insurance 100 F Street, N.E. Washington, D.C. 20549 Attention: Dorrie Yale / Mary Beth Breslin

Re:	Greenlight Capital Re, Ltd.
Registration Statement on Form S-3
Filed July 2, 2018
Amendment No. 1 to Registration Statement on Form S-3
Filed July 3, 2018
File No. 333-226022

Dear Ms. Yale and Ms. Breslin:
Greenlight Capital Re, Ltd. (the “Company,” “our,” or “we”) has, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”), an amendment to the Registration Statement on Form S-3 (File No. 333-226022), initially filed on July 2, 2018 and as amended by Amendment No. 1, filed on July 3, 2018 (collectively, the “Registration Statement”). This letter, together with such amendment, sets forth the Company’s responses to the comment contained in your letter dated July 11, 2018.
For your convenience, we have set forth below the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter referenced above. Caption references and page numbers refer to the captions and pages contained in the Registration Statement, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.
Registration Statement on Form S-3
Incorporation by Reference of Certain Documents, page 40

United States Securities and Exchange Commission
July 12, 2018

1.
All Current Reports on Form 8-K that you have filed since the end of your December 31, 2017 fiscal year should be incorporated. Please specifically incorporate the Form 8-K you filed on March 21, 2018. Refer to Item 12(a)(2) of Form S-3.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Registration Statement in the section entitled “Incorporation by Reference of Certain Documents” to specifically incorporate by reference the current report on Form 8-K filed by the Company on March 21, 2018.
If you have any questions or comments concerning the foregoing, please do not hesitate to contact Kerry E. Berchem at (212) 872-1095 or Alice Hsu at (212) 872-1053.

Sincerely,
/s/ Kerry Berchem

Kerry E. Berchem

cc:	Simon Burton, Greenlight Capital Re, Ltd.
Laura Accurso, Greenlight Capital Re, Ltd.